Exhibit 12.1

VITAMIN SHOPPE, INC.

Computation of the Ratio of Earnings to Fixed Charges

and to Combined Fixed Charges and Preferred Stock Dividends

(In thousands)

	Nine Months Ended	Fiscal
	September 25, 2010	December 26, 2009	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005
Income (loss) before provision for income taxes	$38,582	$20,680	$14,508	$10,572	$7,904	$(13,052)
Plus: fixed charges (see components below)	25,653	40,419	39,805	38,560	36,302	32,026

	$64,235	$61,099	$54,313	$49,132	$44,206	$18,974

Fixed Charges:
Rent (1)	$17,958	$21,740	$18,552	$16,220	$14,141	$12,431
Interest expense (2)	7,695	18,679	21,253	22,340	22,161	19,595

Fixed charges	25,653	40,419	39,805	38,560	36,302	32,026
Preferred stock dividends, pre-tax basis	—	12,820	15,465	15,175	14,020	12,952

Combined fixed charges and preffered stock dividends	$25,653	$53,239	$55,270	$53,735	$50,322	$44,977

Ratio of earnings to fixed charges (3)	2.5x	1.5x	1.4x	1.3 x	1.2 x	— x
Ratio of earnings to fixed charges and preferred dividends (4)	2.5x	1.1x	1.0x	— x	— x	— x

(1)	The portion of rent expense representing interest is estimated to be 33% of the rent expense for purposes of calculating the ratio of earnings to fixed charges.
(2)	Interest expense, consists of interest expense, amortization of debt discount and amortization of deferred financing fees.
(3)	For the fiscal year ended December 31, 2005 our earnings were insufficient to cover fixed charges by $13.1 million.
(4)	For the fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005, our earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $4.6 million, $6.1 million, and $26.0 million, respectively.